SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                                AMENDMENT NO. 1

                   Under the Securities Exchange Act of 1934



                         Western National Corporation
                               (Name of Issuer)

                              Common Stock
                        (Title of Class of Securities)

                                   958845109
                                (CUSIP Number)

                 Nicholas R. Rasmussen, Senior Vice President
     American General Corporation, 2929 Allen Parkway, Houston  TX  77019
                                (713) 522-1111
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 23, 1994
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)






                        (Continued on following pages)

                            Page 1 of    5   Pages




   13D  CUSIP No.  958845109                 Page   2    of    5   Pages


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL CORPORATION
       IRS #74-0483432
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)

   3   SEC USE ONLY



   4   SOURCE OF FUNDS

       WC, OO
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER OF      7    SOLE VOTING POWER

     SHARES            0

  BENEFICIALLY    8    SHARED VOTING POWER

    OWNED BY           24,947,500

      EACH        9    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON
                 10    SHARED DISPOSITIVE POWER
      WITH
                       24,947,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,947,500
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES X



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40%
  14   TYPE OF REPORTING PERSON

       HC, CO




   13D  CUSIP No.  958845109                 Page   3    of    5   Pages


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AGC LIFE INSURANCE COMPANY
       IRS #76-0030921
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)

   3   SEC USE ONLY



   4   SOURCE OF FUNDS

       WC, OO
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri

   NUMBER OF      7    SOLE VOTING POWER

     SHARES            0

  BENEFICIALLY    8    SHARED VOTING POWER

    OWNED BY           24,947,500

      EACH        9    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON
                 10    SHARED DISPOSITIVE POWER
      WITH
                       24,947,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,947,500
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES X



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40%
  14   TYPE OF REPORTING PERSON

       IC

                                                             Page 4 of 5 Pages





American General Corporation ("American General") and AGC Life Insurance Company ("AGC Life") hereby amend their statement on Schedule 13D relating to the common stock of Western National Corporation as follows:


Item 5.     Interest in Securities of the Issuer

(a)(c) On December 23, 1994, the transaction contemplated by the Stock Purchase Agreement dated December 2, 1994, between American General and Conseco Investment Holding Company was completed. Accordingly, American General may be deemed to beneficially own, through its wholly owned subsidiary, AGC Life, 24,947,500 shares or 40% of Western's issued and outstanding common stock.

                                                             Page 5 of 5 Pages



                                   SIGNATURE




      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              AMERICAN GENERAL CORPORATION




Date:  December 29, 1994            BY:   /s/ NICHOLAS R. RASMUSSEN

                              Nicholas R. Rasmussen
                              Senior Vice President


                              AGC LIFE INSURANCE COMPANY



Date:  December 29, 1994            BY:   /s/ ALLEN A. MCCAMPBELL, JR.

                              Allen A. McCampbell, Jr.
                              Senior Vice President